Exhibit 99.4

BNY: PO BOX 505006, Louisville, KY 40233-5006 Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions Opera Limited Annual General Meeting of Shareholders For Shareholders of record as of November 4, 2025 Tuesday, December 9, 2025 10:00 AM, Local Time Mail: Mark, sign and date your Proxy Card Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, EST, December 3, 2025 Opera Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on December 3, 2025) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Opera Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on November 4, 2025 at the Annual General Meeting of the Shareholders of Opera Limited to be held on December 9, 2025 at 10:00 a.m. (Central European Time ), Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland) or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 3. Opera Limited 2025 Annual General Meeting will be held on December 9, 2025. The Proxy Statement are available for viewing on Opera Limited website as follows: https://investor.opera.com/ PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved

Opera Limited Annual General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. Proposal of Amendment to the Plan: Effective from December 10, 2025 (the “Effective Date”), an amendment (the “Amendment”) to expand the Amended and Restated Share Incentive Plan was adopted on January 10, 2019 (the “Plan”) by: (a) the addition of two (2) million American depositary shares (“ADSs”); and (b) with an annual increase of an additional one (1) million ADSs on each January 1, starting on January 1, 2026, or such lesser number of ADSs as may be set by our Board prior to the first day of any calendar year. The purpose of the Amendment is to attract, motivate, retain and reward talent, provide continued additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders over the years to come. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date